SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

CHINA REAL ESTATE INFORMATION CORPORATION

(Name of the Issuer)

CHINA REAL ESTATE INFORMATION CORPORATION

E-HOUSE (CHINA) HOLDINGS LIMITED

CRIC (CHINA) HOLDINGS LIMITED

(Names of Person(s) Filing Statement)

Ordinary Shares, par value $0.0002 per share

(Title of Class of Securities)

16948Q103

(CUSIP Number of Class of Securities)

Bin Laurence Chief Financial Officer China Real Estate Information Corporation No. 383 Guangyan Road Shanghai, PRC 200072 People’s Republic of China Phone: +86 21 6086 7500 Facsimile: +86 21 6086 7111

Li-Lan Cheng

Chief Financial Officer

17/F, Merchandise Harvest Building (East)

No. 333 North Chengdu Road

Shanghai, PRC 200041

People’s Republic of China

Phone: +86 21 6133 0808

Facsimile: +86 21 6133 0707

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

David Roberts, Esq.

Ke Geng, Esq.

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor,

No. 2 Jianguomenwai Ave.

Chao Yang District, Beijing 100022, China

Phone: +86 10 6563 4200

Facsimile: +86 6563 4201

Gregory Puff, Esq. Brian Wheeler, Esq. Shearman & Sterling LLP 12/F, Gloucester Tower, The Landmark, 15 Queen’s Road, Central Hong Kong Phone: +852 2978 8000 Facsimile: +852 2140 0382	Lee Edwards, Esq. Shearman & Sterling LLP 12/F, East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022 People’s Republic of China Phone: +86 10 5922 8001 Facsimile: +86 10 6563 6001

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong Phone: +852 3740 4700 Facsimile: +852 3740 4727

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☐
Check the following box if the filing is a final amendment reporting the results of the transaction:	☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$180,966,703.32	$20,738.78

(1)

For purposes of calculating the filing fee only, the transaction value was determined as follows: (1) 38,668,099, the maximum number of ordinary shares of E-House (China) Holdings Limited, par value $0.001 per share (“E-House shares”) expected to be offered and sold in E-House (China) Holdings Limited’s registered offering and a portion of the E-House shares that are to be offered and sold outside of the United States in the Regulation S offering that may be resold from time to time in the United States or to U.S. persons, multiplied by (2) $4.68, the average of the high and low prices of the American depositary shares of China Real Estate Information Corporation (“CRIC ADSs”), each CRIC ADS representing one ordinary share of China Real Estate Information Corporation, par value $0.0002 per share, on the NASDAQ Global Market on January 12, 2012. On January 13, 2012, E-House (China) Holdings Limited registered the E-House shares described in the preceding sentence with the Securities and Exchange Commission on a registration statement on Form F-4 (Registration No. 333-179004).

(2)	Calculated by multiplying the transaction value calculated in accordance with (1) above of $180,966,703.32 by 0.00011460 and previously paid.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,738.78
Form or Registration No.:	Registration Statement on Form F-4 (Registration No. 333-179004)
Filing Party:	E-House (China) Holdings Limited

Date Filed:	January 13, 2012, as amended on February 15, 2012

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Amendment No. 2 to the Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, by China Real Estate Information Corporation (“CRIC”), a corporation incorporated under the laws of the Cayman Islands with limited liability, E-House (China) Holdings Limited (“E-House”), a corporation incorporated under the laws of the Cayman Islands with limited liability, and CRIC (China) Holdings Limited (“Merger Sub” and, together with CRIC and E-House, the “Filing Persons”), a corporation incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of E-House.  CRIC is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

This Amendment No. 2 to the Transaction Statement relates to the agreement and plan of merger, dated December 28, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among E-House, Merger Sub and CRIC, and the related plan of merger (the “Plan of Merger”) between CRIC and Merger Sub, which is included as Appendix 1 to the Merger Agreement. If the conditions to closing set forth in the Merger Agreement are either satisfied or waived, Merger Sub will merge with and into CRIC (the “Merger”), with CRIC continuing as the surviving company after the Merger and the separate corporate existence of Merger Sub ceasing.  At the effective time of the Merger:

•      each outstanding ordinary share of CRIC, par value $0.0002 per share (“CRIC share”) will be cancelled in consideration of the right to receive (1) cash in the amount of $1.75, without interest, and (2) 0.6 of an ordinary share of an E-House share, par value $0.001 per share (“E-House share”); and

•      each outstanding CRIC American depositary share (“CRIC ADS”), each CRIC ADS representing one CRIC share, will be cancelled in consideration of the right to receive (1) cash in the amount of $1.75, without interest (less a 5¢ per CRIC ADS cancellation fee payable by holders of CRIC ADSs), and (2) 0.6 of an E-House American depositary share (“E-House ADS”).  Each E-House ADS represents one E-House share.

provided that,

•      each CRIC share and each CRIC ADS issued and outstanding that is (1) beneficially owned by E-House, Merger Sub, or any wholly owned subsidiaries of CRIC, (2) issued to CRIC’s depositary and reserved for future grants under CRIC’s share incentive plan, or (3) repurchased and held by CRIC in treasury either in the form of ordinary share or ADS (collectively, the “Excluded CRIC Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor; and

•      each CRIC share owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law will be cancelled for the appraised or agreed value under the Cayman Companies Law.

Following the completion of the Merger, CRIC’s ADSs will no longer be publicly traded on the NASDAQ Global Market and CRIC ADS holders and CRIC shareholders will cease to have any ownership interest in CRIC.

Concurrently with the filing of this Amendment No. 2 to the Transaction Statement, E-House is filing with the SEC Amendment No. 1 to its registration statement on Form F-4, which includes a preliminary prospectus of E-House relating to the E-House shares to be offered as consideration in the Merger and which also functions as a proxy statement of CRIC under Cayman Islands law in relation to the extraordinary general meeting of shareholders of CRIC (the “EGM”), at which shareholders of CRIC will be asked to approve the Merger Agreement and the Plan of Merger.  The proxy statement/prospectus is referred to herein as the “Proxy Statement/Prospectus.” A copy of the Merger Agreement is attached to the Proxy Statement/Prospectus as Annex A thereof and a copy of the Plan of Merger is attached as Appendix 1 of Annex A to the Proxy Statement/Prospectus, and each of the Merger Agreement and the Plan of Merger are incorporated herein by reference.  In order for the Merger to be completed, the Merger Agreement and the Plan of Merger must be approved by (1) a special resolution of CRIC passed by an affirmative vote of shareholders representing two-thirds or more of the CRIC shares present and voting in person or by proxy as a single class at the EGM authorizing the Plan of Merger and approving and adopting the Merger Agreement and (2) an affirmative vote of shareholders holding a majority of the issued and outstanding CRIC shares (other than the Excluded CRIC Shares).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement/Prospectus, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Amendment No. 2 to the Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment. The information contained in this Amendment No. 2 to the Transaction Statement concerning E-House and Merger Sub has been provided by E-House, and CRIC shall not be responsible for the accuracy of any such information, and the information contained in this Amendment No. 2 to the Transaction Statement concerning CRIC has been provided by CRIC, and neither E-House nor Merger Sub shall be responsible for the accuracy of any such information.

Certain Financial Forecasts Contained in Proxy Statement/Prospectus and Schedule 13E-3

Neither E-House nor CRIC as a matter of normal course makes public forecasts as to future sales, earnings, or other results beyond the current fiscal quarter. However, the management of E-House and CRIC has prepared the prospective financial information contained in the Proxy Statement/Prospectus and Schedule 13E-3 in order to permit Credit Suisse Securities (USA) LLC (“Credit Suisse”) to perform its review as the independent financial advisor to the Special Committee (as defined in the Proxy Statement/Prospectus). The forecasts relating to E-House were prepared by the management of E-House and the forecasts relating to CRIC were prepared by the management of CRIC. The prospective financial information was not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the management of E-House and CRIC, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best knowledge and belief of the management of E-House and CRIC, respectively, the expected course of action and the expected future financial performance of E-House and CRIC, respectively. However, this information is not fact and should not be relied upon as being necessarily indicative of future results.

Neither the independent auditor of E-House and CRIC, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Item 1.  Summary Term Sheet.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

Item 2.  Subject Company Information.

(a)           Name and Address.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Summary—The Companies—China Real Estate Information Corporation”

Securities.  The class of securities to which this Amendment No. 2 to the Transaction Statement relates is CRIC’s ordinary shares, par value $0.0002 per share, of which 140,386,806 shares were issued and outstanding as of February 15, 2012, excluding CRIC shares which have been issued to the CRIC depositary and reserved for future grants under the CRIC share incentive plan.

(b)           Trading Market and Price.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Summary—Comparative Market Price and Dividend Information”

(c)           Dividends.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Summary—Comparative Market Price and Dividend Information”

                CRIC is a holding company which carries out its business through its subsidiaries and consolidated affiliated entities.  As a holding company, CRIC relies principally on dividends from its PRC subsidiaries for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of CRIC’s subsidiaries to pay dividends to CRIC.  Further, the amount of dividends paid by certain of CRIC’s PRC subsidiaries to CRIC depends on the service fees these PRC subsidiaries collect from certain of CRIC’s consolidated affiliated entities under service agreements. For more information on the PRC regulations on dividend distributions, see “Important Information Regarding CRIC—Business Overview—Regulation—Regulations on Dividend Distributions” in the Proxy Statement/Prospectus.  For more details on the contractual arrangements between

CRIC’s subsidiaries and consolidated affiliated entities, see “Related Party Transactions—CRIC Related Party Transactions—Contractual Arrangements with Tian Zhuo” in the Proxy Statement/Prospectus.

(d)           Prior Public Offerings.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Important Information Regarding CRIC—Transactions in the CRIC Shares and CRIC ADSs—CRIC’s Initial Public Offering and the 2009 Merger”

(f)            Prior Stock Purchases.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Important Information Regarding CRIC—Transactions in the CRIC Shares and CRIC ADSs—CRIC Share Repurchase Program”

“Important Information Regarding CRIC-Transactions in the CRIC Shares and CRIC ADSs-Purchases of CRIC ADSs or CRIC Shares by E-House or Merger Sub in the Past Two Years”

Item 3.  Identity and Background of Filing Person.

(a)           Name and Address.  CRIC is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

E-House is an affiliate of CRIC as E-House owns approximately 54.1% of the outstanding CRIC shares as of February 15, 2012. Additionally, Mr. Xin Zhou, executive chairman of the board of directors of E-House, also serves as co-chairman of the board of directors of CRIC and the chief executive officer for CRIC.

The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Summary—The Companies”

(b)           Business and Background of Entities.   The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Companies ”

“Important Information Regarding CRIC—Directors and Executive Officers of CRIC”

“Important Information Regarding E-House and Merger Sub—Certain Information Regarding E-House and Merger Sub”

(c)          Business and Background of Natural Persons.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Important Information Regarding CRIC—Directors and Executive Officers of CRIC”

“Important Information Regarding E-House and Merger Sub—Certain Information Regarding E-House and Merger Sub”

Item 4.  Terms of the Transaction.

(a)           Material Terms.

(1)           Not applicable.

(2) (i)       The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

(2)(ii)       The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Merger Consideration”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“The Merger Agreement, the Plan of Merger and the Merger—Merger Consideration”

“The Merger Agreement, the Plan of Merger and the Merger—Treatment of CRIC Share Options and Restricted Shares”

(2)(iii)      The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—E-House Reasons for the Merger”

“Summary—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—E-House Reasons for the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

(2)(iv)     The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Extraordinary General Meeting of CRIC Shareholders—Vote Required; E-House Ownership”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“The Extraordinary General Meeting of CRIC Shareholders—Vote Required; Ownership of CRIC Shares and ADSs by E-House and Directors and Executive Officers of CRIC”

(2)(v)      The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Description of the E-House Shares—Comparison of Rights of E-House and CRIC Shareholders”

“Description of the E-House American Depositary Shares—Comparison of Rights of E-House and CRIC American Depositary Share Holders”

(2)(vi)     The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Accounting Treatment”

“Unaudited Pro Forma Condensed Consolidated Financial Information—Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”

“Special Factors—Accounting Treatment”

(2)(vii)    The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Material Tax Consequences of the Merger”

“Material United States Federal Income Tax Consequences of the Merger”

“Material PRC Income Tax Consequences of the Merger”

“Material Cayman Islands Tax Consequences of the Merger”

(c)           Different Terms.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

“The Merger Agreement, the Plan of Merger and the Merger—Treatment of CRIC Share Options and Restricted Shares”

“Annex A: Merger Agreement”

(d)           Appraisal Rights.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Appraisal Rights”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“Special Factors—Appraisal Rights”

“Annex C: Section 238 of the Cayman Companies Law”

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Appraisal Rights”

“Special Factors—Appraisal Rights”

(f)            Eligibility for Listing or Trading.

“Summary—Conditions to the Completion of the Merger”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“The Merger Agreement, the Plan of Merger and the Merger—Listing of E-House ADSs”

“The Merger Agreement, the Plan of Merger and the Merger—Conditions to the Completion of the Merger”

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)(1)-(2)  Transactions.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Related Party Transactions”

“Important Information Regarding CRIC—Transactions in the CRIC Shares and CRIC ADSs—CRIC Share Repurchase Program”

(b)-(c)  Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—E-House Reasons for the Merger”

“Special Factors— Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

“The Merger Agreement, the Plan of Merger and the Merger”

“Annex A: Merger Agreement”

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Extraordinary General Meeting of CRIC Shareholders”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“The Extraordinary General Meeting of CRIC Shareholders—Vote Required; Ownership of CRIC Shares and ADSs by E-House and Directors and Executive Officers of CRIC”

“The Extraordinary General Meeting of CRIC Shareholders—CRIC Shareholders and ADS Holders Entitled to Vote; Voting Materials”

“The Extraordinary General Meeting of CRIC Shareholders—Voting of Proxies, Failure to Vote and Discretionary Proxy of CRIC Under CRIC Deposit Agreement”

“The Merger Agreement, the Plan of Merger and the Merger—Shareholders’ Meeting”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

“Important Information Regarding CRIC—Transactions in the CRIC Shares and CRIC ADSs—CRIC Share Repurchase Program”

“Annex A: Merger Agreement”

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b)          Use of Securities Acquired.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“Summary—Merger Consideration”

“Special Factors—Effects of the Merger on CRIC”

“The Merger Agreement, the Plan of Merger and the Merger—Merger Consideration”

“Annex A: Merger Agreement”

(c)(1)-(8) Plans.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“Special Factors—Background of the Merger”

“Special Factors—E-House Reasons for the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Effects of the Merger on CRIC”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

“The Merger Agreement, the Plan of Merger and the Merger”

“Annex A: Merger Agreement”

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)           Purposes.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—E-House Reasons for the Merger”

“Summary—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—E-House Reasons for the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

(b)           Alternatives.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—E-House Reasons for the Merger”

“Special Factors—Position of E-House and Merger Sub Regarding Fairness of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Effects on CRIC if the Merger is not Completed”

(c)           Reasons.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—E-House Reasons for the Merger”

“Summary—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—E-House Reasons for the Merger”

“Special Factors—Position of E-House and Merger Sub Regarding Fairness of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Effects of the Merger on CRIC”

(d)           Effects.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Material Tax Consequences of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger on CRIC”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

“Special Factors—Appraisal Rights”

“Special Factors—Effects on CRIC if the Merger is not Completed”

“The Merger Agreement, the Plan of Merger and the Merger”

“Material United States Federal Income Tax Consequences of the Merger”

“Material PRC Income Tax Consequences of the Merger”

“Material Cayman Islands Tax Consequences of the Merger”

“Annex A: Merger Agreement”

Item 8.  Fairness of the Transaction.

(a)—(b)  Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—E-House Reasons for the Merger”

“Summary—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Forward-Looking Statements”

“Special Factors—Background of the Merger”

“Special Factors—E-House Reasons for the Merger”

“Special Factors—Position of E-House and Merger Sub Regarding Fairness of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Opinion of Credit Suisse”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

“Annex B—Opinion of Credit Suisse”

(c)          Approval of Security Holders.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Extraordinary General Meeting of CRIC Shareholders”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“The Extraordinary General Meeting of CRIC Shareholders—Vote Required; Ownership of CRIC Shares and ADSs by E-House and Directors and Executive Officers of CRIC”

(d)          Unaffiliated Representative.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Forward-Looking Statements”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Opinion of Credit Suisse”

(e)           Approval of Directors.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

(f)            Other offers.  None.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a) — (b)               Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Opinion of Credit Suisse”

“Forward-Looking Statements”

“Special Factors—Background of the Merger”

“Special Factors—Position of E-House and Merger Sub Regarding Fairness of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Opinion of Credit Suisse”

“Annex B—Opinion of Credit Suisse”

(c)           Availability of Documents.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CRIC or E-House, during their regular business hours by any interested CRIC or E-House shareholder or a representative thereof, and copies may be obtained by requesting them in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a) — (b) Source of Funds; Conditions.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Financing of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement, the Plan of Merger and the Merger—Merger Consideration”

“Annex A: Merger Agreement”

(c)           Expenses.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Fees and Expenses”

“Special Factors—Fees and Expenses Relating to the Merger”

“The Merger Agreement, the Plan of Merger and the Merger—Fees and Expenses”

(d)           Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.

(a)           Securities Ownership.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Companies—E-House (China) Holdings Limited”

“Summary—The Companies—CRIC (China) Holdings Limited”

“Summary—Interests of CRIC’s Directors and Executive Officers in the Merger”

“The Extraordinary General Meeting of CRIC Shareholders—Vote Required; Ownership of CRIC Shares and ADSs by E-House and Directors and Executive Officers of CRIC”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

(b)           Securities Transactions.  The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Important Information Regarding CRIC—Transactions in the CRIC Shares and CRIC ADSs—Transactions in CRIC Shares or CRIC ADSs in the Past 60 Days”

Item 12.  The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“Summary—The Extraordinary General Meeting of CRIC Shareholders”

“The Extraordinary General Meeting of CRIC Shareholders—Vote Required; Ownership of CRIC Shares and ADSs by E-House and Directors and Executive Officers of CRIC”

(e)           Recommendations of Others.  The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—E-House Reasons for the Merger”

“Summary—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—E-House Reasons for the Merger”

“Special Factors—Position of E-House and Merger Sub Regarding Fairness of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

Item 13.  Financial Statements.

(a)-(b)     Financial Information; Pro Forma Information.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Selected Historical Financial Data of CRIC”

“Summary—Selected Unaudited Pro Forma Condensed Consolidated Financial Information”

“Summary—Historical and Pro Forma Per Share Data”

“Selected Historical Financial Data of CRIC”

“Important Information Regarding CRIC—Book Value Per Share”

“Unaudited Condensed Consolidated Financial Statements of E-House”

“Unaudited Pro Forma Condensed Consolidated Financial Information of E-House”

“Unaudited Condensed Consolidated Financial Statements of CRIC”

“Audited Consolidated Financial Statements of CRIC”

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)     Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Summary—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Summary—Interests of CRIC’s Directors and Executive Officers in the Merger”

“Forward-Looking Statements”

“Questions and Answers About the Merger and the Extraordinary General Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger and Recommendation of the CRIC Board and the Special Committee”

“Special Factors—Opinion of Credit Suisse”

“Special Factors—Interests of CRIC’s Directors and Executive Officers in the Merger”

“The Extraordinary General Meeting of CRIC Shareholders—Solicitation of Proxies”

Item 15.  Additional Information.

(b)           Not applicable.

(c)           Other Material Information. The information set forth in the Proxy Statement/Prospectus, including all annexes and thereto, is incorporated herein by reference.  The information contained in the exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16.  Exhibits.

(a)(1)     Proxy Statement/Prospectus (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(2)       Notice of Extraordinary General Meeting of Shareholders of CRIC (incorporated herein by reference to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(3)       Form of Proxy Card for the Extraordinary General Meeting of Shareholders of CRIC (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(4)       Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of CRIC (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(5) Form of ADS Voting Instruction Card (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(6)       Press Release dated December 28, 2011 (incorporated by reference to Exhibit 99.1 to CRIC’s Report on Form 6-K, filed with the SEC on December 28, 2011).

(a)(7)       Press Release dated December 28, 2011 (incorporated by reference to Exhibit 99.1 to E-House’s Report on Form 6-K, filed with the SEC on December 28, 2011).

(b)           Not applicable.

(c)(1)       Opinion of Credit Suisse (incorporated herein by reference to Annex B to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(c)(2)       Presentation of Credit Suisse to the Special Committee of the Board of Directors of CRIC, dated December 2, 2011.*

(c)(3)       Presentation of Credit Suisse to the Special Committee of the Board of Directors of CRIC, dated December 15, 2011.*

(c)(4)       Presentation of Credit Suisse to the Special Committee of the Board of Directors of CRIC, dated December 26, 2011.*

(d)(1)      Agreement and Plan of Merger, dated as of December 28, 2011, between E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation (incorporated herein by reference to Annex A to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(d)(2)      Deposit Agreement, dated August 7, 2007, among E-House (China) Holdings Limited, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of E-House ADRs issued thereunder evidencing E-House ADSs (incorporated by reference to Exhibit 4.3 from E-House’s F-1 registration statement (File No. 333-148729), as filed with the SEC on January 17, 2008).

(f)(1)       Dissenters’ rights of appraisal are described under the caption “Special Factors—Appraisal Rights” in the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012, and incorporated herein by reference.

(f)(2)       Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (incorporated herein by reference to Annex C to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(g)           Not applicable.

*      Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 15, 2012

CHINA REAL ESTATE INFORMATION CORPORATION

By:	/s/ Fan Bao
Name: Fan Bao
Title: Chairman of Special Committee of Board of Directors

E-HOUSE (CHINA) HOLDINGS LIMITED.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Executive Chairman of the Board of Directors

CRIC (CHINA) HOLDINGS LIMITED

for and on behalf of
E-House (China) Holdings Limited in the capacity of sole director

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Executive Chairman of the Board of Directors

EXHIBIT INDEX

(a)(1)                    Proxy Statement/Prospectus (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(2)                    Notice of Extraordinary General Meeting of Shareholders of CRIC (incorporated herein by reference to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(3)                    Form of Proxy Card for the Extraordinary General Meeting of Shareholders of CRIC (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(4)                    Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of CRIC (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(5) Form of ADS Voting Instruction Card (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(a)(6)                    Press Release dated December 28, 2011 (incorporated by reference to Exhibit 99.1 to CRIC’s Report on Form 6-K, filed with the SEC on December 28, 2011).

(a)(7)                    Press Release dated December 28, 2011 (incorporated by reference to Exhibit 99.1 to E-House’s Report on Form 6-K, filed with the SEC on December 28, 2011).

(c)(1)                    Opinion of Credit Suisse (incorporated herein by reference to Annex B to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(c)(2)                    Presentation of Credit Suisse to the Special Committee of the Board of Directors of CRIC, dated December 2, 2011.*

(c)(3)                    Presentation of Credit Suisse to the Special Committee of the Board of Directors of CRIC, dated December 15, 2011.*

(c)(4)                    Presentation of Credit Suisse to the Special Committee of the Board of Directors of CRIC, dated December 26, 2011.*

(d)(1)                   Agreement and Plan of Merger, dated as of December 28, 2011, between E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation (incorporated herein by reference to Annex A to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

(d)(2)                   Deposit Agreement, dated August 7, 2007, among E-House (China) Holdings Limited, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of E-House ADRs issued thereunder evidencing E-House ADSs (incorporated by reference to Exhibit 4.3 from E-House’s F-1 registration statement (File No. 333-148729), as filed with the SEC on January 17, 2008).

(f)(1)                  Dissenters’ rights of appraisal are described under the caption “Special Factors—Appraisal Rights” in the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012, and incorporated herein by reference.

(f)(2)                  Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (incorporated herein by reference to Annex C to the Proxy Statement/Prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 filed by E-House with the SEC on February 15, 2012).

*      Previously filed.